Exhibit 99.1

OceanPal Inc. Discloses Share Repurchases Under Existing Board-Authorized Program; Establishes 0.8x mNAV as a Target Repurchase Threshold

Company has repurchased a total of 345,168 shares prior to the reverse split under its previously announced $10 million program, with $7.3 million remaining in authorized capacity; Company targets buybacks under 0.8x mNAV when shares are undervalued

ATHENS, Greece, April 9, 2026 /PRNewswire/ -- OceanPal Inc. (the "Company" or "OceanPal", NASDAQ: SVRN), today announced that it has repurchased a total of 345,168 shares of OceanPal common stock (as adjusted to reflect the reverse stock split) from the initiation of its previously authorized share buyback program through March 27th, 2026. The Company also announced that it will target a 0.8x multiple of net asset value ("mNAV") as a target repurchase threshold for future share repurchases, below which the Company will treat repurchases of its common stock as a primary capital allocation priority. As of the date of this press release, the Company has deployed $2.7 million under the program, with $7.3 million in authorized capacity remaining.

The repurchases were executed under the $10 million share repurchase program the Board authorized and announced on December 1, 2025. At the time of those purchases, OceanPal's shares were trading at a discount that the Company's management assessed as materially disconnected from the market value of its NEAR holdings. Management made the decision to deploy capital because the market was, in its view, mispricing the stock relative to the underlying business and balance sheet.

The 0.8x mNAV threshold announced today formalizes that logic as a standing target. When OceanPal's market capitalization falls below 0.8 times the market value of its NEAR treasury holdings, the Board and management expect share repurchases to constitute  the most efficient capital action available to the Company—equivalent, in economic terms, to acquiring NEAR at a discount to its market price. The policy does not obligate the Company to repurchase any specific number of shares, and repurchases will be executed at management's sole discretion in accordance with applicable securities laws, including Rule 10b-18 under the Securities Exchange Act of 1934. The $7.3 million in remaining authorized capacity under the existing program will be the primary vehicle for executing repurchases under this policy.

As of market close April 8, 2026, OceanPal's common stock has appreciated 50+% since the reverse stock split took effect on March 30, 2026, which management believes reflects the underlying strength of the Company's NEAR treasury position and growth trajectory, and occurred without any additional share repurchase activity following the split. As of that time, OceanPal traded at a 0.9x mNAV, holding more than 55 million NEAR tokens (including collateral pledged to counterparties), representing approximately $73.5 million in treasury value at a NEAR price of $1.34 and approximately 4.3% of the total NEAR token supply.

"The market priced our shares at a significant discount to the value of our NEAR treasury in the days before the reverse split, so we acted on it. The repurchases were a straightforward application of the same capital discipline we intend to maintain going forward," said Sal Ternullo, Co-CEO of OceanPal, and CEO of its subsidiary SVRN. "We've established 0.8x mNAV as the target. Below that threshold, we are buyers. It reflects our conviction in the quality of our treasury, the strength of NEAR Protocol, and the direction our business is heading."

OceanPal's NEAR treasury currently generates approximately 5% gross annualized yield through institutional staking and options. This yield compounds the Company's NEAR holdings independent of price appreciation, and, along with the Company's shipping segment, which is projected to be EBITDA-positive in 2026, provides an operational foundation that management believes is not yet reflected in the Company's market valuation. The appreciation in OceanPal's common stock since the reverse split is, in management's view, an early indication that the market is beginning to close this gap.

About SVRN

SVRN, a wholly-owned subsidiary of OceanPal, fuels the growth of AI infrastructure that enables agents to act autonomously and securely. SVRN actively manages a treasury of NEAR—the network powering this infrastructure—generating returns that fund universal liquidity and AI privacy technologies. SVRN bridges these innovations to the enterprise, driving commercial adoption so businesses can deploy AI solutions that protect sensitive data and execute complex actions across any network. For more information, visit www.svrn.net.

About OceanPal Inc.

OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company's maritime division owns and operates a fleet of three vessels - two Panamax dry bulk carriers and one MR2 product tanker - engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may be identified by the use of words such as "expect," "intend," "plan," "anticipate," "believe," "will," and similar expressions. These statements include, but are not limited to, statements regarding the Company's intention to repurchase shares of its common stock at or below 0.8x mNAV; the Company's expectation that its NEAR treasury will continue to generate yield at or near current target rates; and the Company's projection that both its digital asset and shipping segments will be EBITDA-positive during 2026. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OceanPal's and SVRN's control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, SVRN's ability to execute its growth strategy; its ability to raise and deploy capital effectively; the outcome of the Nasdaq Hearings Panel process; developments in technology and the competitive landscape; the market performance of NEAR;changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities; general domestic and international political conditions and related sanctions; potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East; vessel breakdowns and instances of off-hires; and other risks and uncertainties described under "Risk Factors" in OceanPal's Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.